T.RowePrice®
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NEWS RELEASE

T. ROWE PRICE GROUP REPORTS SECOND QUARTER 2018 RESULTS

Assets Under Management End Quarter at $1.044 Trillion

BALTIMORE (July 25, 2018) - T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its second quarter of 2018 results, including net revenues of $1.3 billion, net income of $448.9 million, and diluted earnings per common share of $1.77. For the second quarter of 2017, net revenues were $1.2 billion, net income was $373.9 million, and diluted earnings per share was $1.50. On a non-GAAP basis, diluted earnings per share for the second quarter of 2018 was $1.87, compared with $1.28 in the 2017 quarter.

Financial Highlights

The table below presents financial results on a U.S. GAAP basis, as well as a non-GAAP basis that adjusts for, among other items, nonrecurring tax charges recognized in the second quarter of 2018 of $20.8 million ($.08 in diluted earnings per share) related to the enactment of U.S. tax reform and $7.9 million ($.03 in diluted earnings per share) related to the enactment of new Maryland state tax legislation. Beginning in the second quarter of 2018, the firm's non-GAAP adjustments no longer include non-operating income related to its cash and discretionary investments. The firm believes the non-GAAP financial measures below provide relevant and meaningful information to investors about its core operating results.

						Six months ended		
(in millions, except per-share data)	Q2 2017[1]	Q2 2018	% change	Q1 2018	Q2 2018 vs. Q1 2018	6/30/2017[1]	6/30/2018	% change
U.S. GAAP basis								
Investment advisory fees	$ 1,046.0	$ 1,214.4	16.1 %	$ 1,189.2	2.1 %	$ 2,038.7	$ 2,403.6	17.9%
Net revenues	$ 1,186.0	$ 1,345.0	13.4 %	$ 1,328.0	1.3 %	$ 2,318.6	$ 2,673.0	15.3%
Operating expenses	$ 678.4	$ 750.3	10.6 %	$ 744.2	.8 %	$ 1,289.3	$ 1,494.5	15.9%
Net operating income	$ 507.6	$ 594.7	17.2 %	$ 583.8	1.9 %	$ 1,029.3	$ 1,178.5	14.5%
Non-operating income[2]	$ 112.0	$ 34.1	n/m	$ 16.1	n/m	$ 227.0	$ 50.2	n/m
Net income attributable to T. Rowe Price Group	$ 373.9	$ 448.9	20.1 %	$ 453.7	(1.1)%	$ 759.8	$ 902.6	18.8%
Diluted earnings per common share	$ 1.50	$ 1.77	18.0 %	$ 1.77	— %	$ 3.04	$ 3.55	16.8%
Weighted average common shares outstanding assuming dilution	243.0	247.4	1.8 %	249.8	(1.0)%	244.2	248.6	1.8%
Adjusted-non-GAAP basis[3]								
Operating expenses	$ 676.7	$ 745.3	10.1 %	$ 741.0	.6 %	$ 1,335.8	$ 1,486.3	11.3%
Net income attributable to T. Rowe Price Group	$ 317.9	$ 472.8	48.7 %	$ 445.6	6.1 %	$ 615.1	$ 918.4	49.3%
Diluted earnings per common share	$ 1.28	$ 1.87	46.1 %	$ 1.74	7.5 %	$ 2.46	$ 3.61	46.7%
Assets under Management (in billions)								
Average AUM	$ 885.9	$ 1,036.5	17.0 %	$ 1,025.5	1.1 %	$ 865.6	$ 1,031.0	19.1%
Ending AUM	$ 903.6	$ 1,044.1	15.5 %	$ 1,014.2	2.9 %	$ 903.6	$ 1,044.1	15.5%

[1] Results for 2017 were recast to reflect the adoption of the new revenue recognition accounting guidance on January 1, 2018. For further information, refer to the Form 10-Q for the period-ended March 31, 2018, filed with the SEC on April 25, 2018.
[2] The percentage change in non-operating income is not meaningful (n/m).
[3] See the reconciliation to the comparable U.S. GAAP measures at the end of this earnings release.

1

Assets Under Management

Assets under management increased $29.9 billion in the second quarter of 2018 to $1.044 trillion at June 30, 2018. The firm's net cash inflows were $7.6 billion in the second quarter of 2018. Clients transferred $4.7 billion in net assets from the U.S. mutual funds to other investment products, including the retirement date trusts, in the second quarter of 2018. The components of the change in assets under management, by vehicle and asset class, are shown in the tables below.

	Quarter-ended 6/30/2018				Six months ended 6/30/2018			
(in billions)	U.S. mutual funds	Subadvised and separate accounts	Other investment products	Total	U.S. mutual funds	Subadvised and separate accounts	Other investment products	Total
Assets under management at beginning of period	$ 612.9	$ 260.4	$ 140.9	$ 1,014.2	$ 606.3	$ 255.2	$ 129.6	$ 991.1
Net cash flows before client transfers	4.0	1.5	2.1	7.6	12.1	.5	6.3	18.9
Client transfers	(4.7)	—	4.7	—	(13.6)	2.6	11.0	—
Net cash flows after client transfers	(.7)	1.5	6.8	7.6	(1.5)	3.1	17.3	18.9
Net market appreciation and income	14.5	6.9	1.5	22.9	22.0	10.5	2.3	34.8
Distributions not reinvested	(.6)	—	—	(.6)	(.7)	—	—	(.7)
Change during the period	13.2	8.4	8.3	29.9	19.8	13.6	19.6	53.0
Assets under management at June 30, 2018	$ 626.1	$ 268.8	$ 149.2	$ 1,044.1	$ 626.1	$ 268.8	$ 149.2	$ 1,044.1

	Quarter-ended 6/30/2018				Six months ended 6/30/2018			
(in billions)	Equity	Fixed income, including money market	Multi-asset[1]	Total	Equity	Fixed income, including money market	Multi-asset[1]	Total
Assets under management at beginning of period	$ 579.3	$ 135.8	$ 299.1	$ 1,014.2	$ 564.1	$ 134.4	$ 292.6	$ 991.1
Net cash flows	3.8	1.2	2.6	7.6	6.6	3.3	9.0	18.9
Net market appreciation/(depreciation) and income[2]	20.5	(.6)	2.4	22.3	32.9	(1.3)	2.5	34.1
Change during the period	24.3	.6	5.0	29.9	39.5	2.0	11.5	53.0
Assets under management at June 30, 2018	$ 603.6	$ 136.4	$ 304.1	$ 1,044.1	$ 603.6	$ 136.4	$ 304.1	$ 1,044.1

[1] The underlying assets under management of the multi-asset portfolios have been aggregated and presented in this category and not reported in the equity and fixed income columns.
[2] Reported net of distributions not reinvested.

The assets under management in the firm's target date retirement products, which are reported as part of the multi-asset column in the table above, were $244.2 billion at June 30, 2018, compared with $239.9 billion at March 31, 2018 and $233.8 billion at December 31, 2017. Net cash flows into these portfolios were $2.5 billion in the second quarter of 2018 and $8.5 billion for the first half of 2018.

Investors domiciled outside the United States accounted for about 6% of the firm's assets under management at June 30, 2018 and December 31, 2017.

2

Financial Results Investment advisory revenues earned in the second quarter of 2018 from the firm's U.S. mutual funds were $846.9 million, an increase of 12.0% from the comparable 2017 quarter. Average assets under management in these funds increased 11.5% to $624.6 billion. Investment advisory revenues earned in the second quarter of 2018 from subadvised and separate accounts as well as other investment products were $367.5 million, an increase of 26.9% from the comparable 2017 quarter. Average assets under management for these products increased 26.5% to $411.9 billion. Administrative, distribution, and servicing fees in the second quarter of 2018 were $130.6 million, a decrease of $9.4 million from the comparable 2017 quarter. The decrease is primarily attributable to lower servicing revenue due to client transfers from mutual funds to other vehicles. Operating expenses were $750.3 million in the second quarter of 2018 compared with $678.4 million in the second quarter of 2017, and $744.2 million in the first quarter of 2018. On a non-GAAP basis, the firm's operating expenses in the second quarter of 2018 increased 10.1% to $745.3 million compared to the 2017 quarter and were in line with the $741.0 million recognized in the first quarter of 2018. The 10.1% increase from the second quarter of 2017 is primarily due to higher market driven expenses and continued strategic investments. The firm continues to expect its 2018 non-GAAP operating expenses to grow in the range of 8% to 11%. This expense growth range factors in the firm's cost optimization efforts and any contemplated uses of its expected U.S. tax reform benefits. Compensation and related costs were $456.0 million in the current quarter, an increase of 12.9% over the second quarter of 2017, due primarily to an increase in headcount, the interim accrual of the annual bonus, and stock- based compensation expense. The firm's average staff size increased 6.2% from the second quarter of 2017. The second quarter of 2018 also includes $9.0 million in one-time bonuses paid to certain associates that was funded by U.S. tax reform benefits. These increases were offset in part by lower market-related expense from the supplemental savings plan. The firm employed 6,936 associates at June 30, 2018, compared with 6,881 associates at the end of 2017. Distribution and servicing includes those costs incurred to distribute T. Rowe Price products as well as client or shareholder servicing, recordkeeping, and administrative services. These costs were $71.6 million in the current quarter, an increase of 10.5% over the $64.8 million recognized in the second quarter of 2017. The increase was primarily driven by strong markets and net cash flows over the last twelve months. Product-related costs consist of non-advisory costs of certain T. Rowe Price products incurred by the firm. These costs were $37.1 million in the current quarter, an increase of 7.8% over the $34.4 million recognized in the second quarter of 2017. The increase is primarily due to higher operating costs of the firm's collective investment trusts as the number of trusts and their net assets have increased since the end of the second quarter of 2017. 3

Technology, occupancy, and facility costs consist of depreciation expense, technology-related equipment and maintenance, software, and costs related to the firm's facilities. These costs were $93.2 million in the current quarter, an increase of 8.9% compared to the $85.6 million recognized in the second quarter of 2017. The increase is due primarily to incremental investment in the firm's technology capabilities, including related depreciation and maintenance programs. General, administrative, and other consists of costs associated with the overall management of the firm, including information services, professional services, travel and entertainment, research costs, and other general operating expenses. These costs were $73.4 million in the current quarter, an increase of 3.2% compared to the $71.1 million recognized in the second quarter of 2017. The increase reflects growing operational and regulatory business demands. Non-operating income was $34.1 million in the current quarter, a decrease of $77.9 million from the second quarter of 2017, as significant realized gains from the second quarter of 2017 did not reoccur. The components of non- operating income for the second quarter and the first half of 2017 and 2018 are included in the tables at the back of this release. The firm's effective tax rate for the second quarter of 2018 was 26.9%, compared with 37.1% in the 2017 quarter, as U.S. tax reform reduced the U.S. federal corporate tax rate from 35% to 21% on January 1, 2018. The income tax provision for the second quarter of 2018 includes an additional nonrecurring charge of $20.8 million related to the enactment of U.S. tax reform as the firm adjusted its deferred tax asset and liability remeasurement estimates recorded at December 31, 2017. The firm also recognized in the second quarter of 2018 a nonrecurring charge of $7.9 million for the remeasurement of the firm's deferred tax assets and liabilities to reflect the effect of Maryland state tax legislation enacted on April 24, 2018. This new state tax legislation, effective in 2018, adopted a five-year phase-in of the single sales factor method of apportionment for calculating income tax for multi-state companies doing business in Maryland and is expected to result in a net benefit to the firm over time. The second quarter rate of 26.9% contributes to an effective tax rate for the first half of 2018 of 25.5%. The following reconciles the statutory federal income tax rate to the firm's effective tax rate: Statutory U.S. federal income tax rate 21.0 % Impact of nonrecurring charge related to U.S. tax reform 1.7 % Impact of nonrecurring charge related to new Maryland state tax legislation .7 % State income taxes for current year, net of federal income tax benefits(1) 4.4 % Net income attributable to redeemable non-controlling interests (.2 )% Net excess tax benefits from stock-based compensation plans activity (2.4)% Other items .3 % Effective income tax rate 25.5% (1) State income tax benefits are reflected in the total benefits for net income attributable to redeemable non-controlling interests and stock-based compensation plans activity. 4

The firm estimates its effective tax rate for the full-year 2018 will be in the range of 24% to 27%. The benefit expected to be realized in 2018 from new Maryland state tax legislation will offset the nonrecurring re-measurement charge relating to this legislation and recognized in the second quarter of 2018 income tax provision. Based on information currently available, the firm expects that the Maryland state tax legislation will reduce its effective state tax rate over the five-year phase-in period to less than 2.5%. Capital Management T. Rowe Price remains debt-free with ample liquidity, including cash and investments in T. Rowe Price products as follows: (in millions) 12/31/2017 6/30/2018 Cash and cash equivalents $ 1,902.7 $ 1,484.4 Discretionary investments 780.3 1,709.1 Total cash and discretionary investments 2,683.0 3,193.5 Redeemable seed capital investments 1,188.9 1,201.1 Investments used to hedge the supplemental savings plan liability 268.2 288.3 Total cash and investments in T. Rowe Price products $ 4,140.1 $ 4,682.9 During the first half of 2018, the firm rebalanced its cash and discretionary investments portfolio resulting in the reallocation of some cash from T. Rowe Price money market funds primarily to certain T. Rowe Price short-term fixed income funds. The firm's common shares outstanding were 243.2 million at June 30, 2018, compared with 245.1 million at the end of 2017. Over the course of the first half of 2018, the firm expended $450.3 million to repurchase 4.2 million shares, or 1.7%, of its outstanding common shares at an average price of $106.48, including $136.9 million to repurchase 1.3 million shares during the second quarter of 2018. The firm invested $78.6 million during the first half of 2018 in capitalized facilities and technology, and expects capital expenditures for 2018 to be about $189 million, of which about two-thirds is planned for technology initiatives. These expenditures are expected to continue to be funded from operating resources. Management Commentary William J. Stromberg, the company’s president and chief executive officer, commented: “In a second quarter where attractive U.S. equity returns proved the exception to volatile global markets, T. Rowe Price continued to perform well. Our assets under management increased nearly 3%, and we were pleased with the continued strength and diversification of net inflows across asset classes, client segments, and geographies. Our U.S. intermediary results were strong, and flows from EMEA and APAC remained on positive trajectories. “The healthy client interest we are experiencing reflects our strong long-term investment performance and client service along with our success with newer products and channels. We remain pleased with our progress in executing our strategic plan across investment capabilities, products, distribution, and technology, as well as in driving operational efficiencies. Recent highlights include: 5

- Investment Capabilities - We have a solid pipeline of strategies nearing launch or under evaluation globally, including a new global fixed-income 'high-alpha' strategy. We continue to invest in our investment teams by adding talented new associates around the world.
- Americas Distribution - In our U.S. intermediary channel, flows through no transaction fee platforms remain robust across asset classes and we continue to build out our sales and relationship management teams. We also launched three new Canadian Pension Pooled Funds for institutional investors, extended the reach of our target date franchise with an additional sub-advisory relationship, broadened our trust lineup, and added clients to our managed accounts program.
- EMEA and APAC Distribution - To meet client needs, we added sub-funds and share classes across our U.K. Open-Ended Investment Company (OEIC), SICAV, and Australian Unit Trust (AUT) lineups. We also expanded our client service and operations teams in both regions.
- Client Experience and Technology - We broadened efforts in our Maryland Innovation Center to transform our clients' digital experiences and we continued to build out our team of data scientists and engineers in our New York Technology Development Center.

"We are very proud of our associates for their hard work in successfully moving our agenda ahead. As we reinvest in the business to achieve sustainable growth and diversification, we are confident in our ability to meet the needs of our clients and deliver durable value to our stockholders."

Investment Performance[1]

The percentage of the firm's U.S. mutual funds (across primary share classes) that outperformed their comparable Morningstar median on a total return basis and that are in the top Morningstar quartile for the one-, three-, five-, and 10-years ended June 30, 2018, were:

	1 year	3 years	5 years	10 years
Outperformed Morningstar median				
All funds	58%	80%	84%	84%
Asset allocation funds	67%	97%	90%	89%
Top Morningstar quartile				
All funds	34%	43%	53%	56%
Asset allocation funds	44%	59%	76%	84%

(1) Source: © 2018 Morningstar, Inc. All rights reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete, or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results. Historically, the firm has disclosed the percentage of U.S. mutual funds (across all share classes) that outperformed their comparable Lipper averages on a total return basis and that are in the top Lipper quartile for the same periods. Investment performance results using the new measures are similar to the Lipper results.

In addition, 86% of the firm's rated U.S. mutual funds' assets under management ended the quarter with an overall rating of four or five stars from Morningstar. The performance of the firm's institutional strategies against their benchmarks remains very competitive, especially over longer time periods.

6

Other Matters The financial results presented in this release are unaudited. The firm expects that it will file its Form 10-Q Quarterly Report for the second quarter of 2018 with the U.S. Securities and Exchange Commission later today. The Form 10- Q will include additional information on the firm's unaudited financial results at June 30, 2018. Certain statements in this earnings release may represent “forward-looking information,” including information relating to anticipated changes in revenues, net income and earnings per common share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, estimated tax rates, and expectations regarding financial results, future transactions, new products and services, investments, capital expenditures, dividends, stock repurchases, and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the firm's 2017 Form 10-K and Form 10-Q for the second quarter of 2018. Founded in 1937, Baltimore-based T. Rowe Price (troweprice.com) is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price's disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research. CONTACTS: Public Relations Brian Lewbart 410-345-2242 brian_lewbart@troweprice.com Investor Relations Teresa Whitaker 410-345-6586 teresa_whitaker@troweprice.com 7

Unaudited Consolidated Statements of Income

(in millions, except per-share amounts)

	Three months ended			Three months ended		Six months ended		
Revenues	6/30/2017[1]	6/30/2018	Q2 2018 vs. Q2 2017[2]	3/31/2018	Q2 2018 vs. Q1 2018[2]	6/30/2017[1]	6/30/2018	% change[2]
Investment advisory fees	$ 1,046.0	$ 1,214.4	16.1 %	$ 1,189.2	2.1 %	$ 2,038.7	$ 2,403.6	17.9 %
Administrative, distribution, and servicing fees	140.0	130.6	(6.7)%	138.8	(5.9)%	279.9	269.4	(3.8)%
Net revenues	1,186.0	1,345.0	13.4 %	1,328.0	1.3 %	2,318.6	2,673.0	15.3 %
Operating expenses[3]								
Compensation and related costs	403.8	456.0	12.9 %	441.4	3.3 %	801.2	897.4	12.0 %
Distribution and servicing	64.8	71.6	10.5 %	70.3	1.8 %	124.6	141.9	13.9 %
Advertising and promotion	18.7	19.0	1.6 %	24.6	(22.8)%	44.4	43.6	(1.8)%
Product-related costs	34.4	37.1	7.8 %	42.1	(11.9)%	73.0	79.2	8.5 %
Technology, occupancy, and facility costs	85.6	93.2	8.9 %	94.1	(1.0)%	168.4	187.3	11.2 %
General, administrative, and other	71.1	73.4	3.2 %	71.7	2.4 %	127.7	145.1	13.6 %
Nonrecurring insurance recoveries related to Dell appraisal rights matter	—	—	—	—	—	(50.0)	—	n/m
Total operating expenses	678.4	750.3	10.6 %	744.2	.8 %	1,289.3	1,494.5	15.9 %
Net operating income	507.6	594.7	17.2 %	583.8	1.9 %	1,029.3	1,178.5	14.5 %
Non-operating income								
Net gains on investments	71.4	17.4	n/m	14.4	n/m	136.2	31.8	n/m
Net gains on consolidated investment products	39.4	19.1	n/m	.8	n/m	88.3	19.9	n/m
Other income (loss)	1.2	(2.4)	n/m	.9	n/m	2.5	(1.5)	n/m
Total non-operating income	112.0	34.1	n/m	16.1	n/m	227.0	50.2	n/m
Income before income taxes	619.6	628.8	1.5 %	599.9	4.8 %	1,256.3	1,228.7	(2.2)%
Provision for income taxes	229.6	169.2	(26.3)%	144.4	17.2 %	465.9	313.6	(32.7)%
Net income	390.0	459.6	17.8 %	455.5	.9 %	790.4	915.1	15.8 %
Less: net income attributable to redeemable non-controlling interests	16.1	10.7	(33.5)%	1.8	494.4 %	30.6	12.5	(59.2)%
Net income attributable to T. Rowe Price Group	373.9	448.9	20.1 %	453.7	(1.1)%	759.8	902.6	18.8 %
Less: net income allocated to outstanding restricted stock and stock unit holders	8.5	10.5	23.5 %	10.6	(.9)%	17.2	21.1	22.7 %
Net income allocated to T. Rowe Price Group common stockholders	$ 365.4	$ 438.4	20.0 %	$ 443.1	(1.1)%	$ 742.6	$ 881.5	18.7 %
Earnings per share								
Basic	$ 1.52	$ 1.81	19.1 %	$ 1.81	— %	$ 3.08	$ 3.62	17.5 %
Diluted	$ 1.50	$ 1.77	18.0 %	$ 1.77	— %	$ 3.04	$ 3.55	16.8 %
Weighted-average common shares								
Outstanding	239.8	242.2	1.0 %	244.3	(.9)%	240.9	243.2	1.0 %
Outstanding assuming dilution	243.0	247.4	1.8 %	249.8	(1.0)%	244.2	248.6	1.8 %
Dividends declared per share	$ .57	$ .70	22.8 %	$ .70	— %	$ 1.14	$ 1.40	22.8 %

[1] Results for 2017 were recast to reflect the adoption of the new revenue recognition accounting guidance on January 1, 2018. For further information, refer to the Form 10-Q for the period-ended March 31, 2018, filed with the SEC on April 25, 2018.

[2] The percentage change in non-operating income and nonrecurring insurance recoveries is not meaningful (n/m).

[3] Certain 2017 amounts have been reclassified to conform to the firm's new income statement presentation. For a recast of 2017 quarterly financial results, refer to the Form 10-Q for the period ended March 31, 2018, filed with the SEC on April 25, 2018.

8

Investment Advisory Revenues (in millions)	Three months ended		Six months ended	
	6/30/2017	6/30/2018	6/30/2017	6/30/2018
U.S. mutual funds				
Equity and blended assets	$ 628.9	$ 718.0	$ 1,223.1	$ 1,423.5
Fixed income, including money market	127.5	128.9	250.7	256.3
	756.4	846.9	1,473.8	1,679.8
Subadvised and separate accounts and other investment products				
Equity and blended assets	240.3	308.0	468.2	605.0
Fixed income, including money market	49.3	59.5	96.7	118.8
	289.6	367.5	564.9	723.8
Total	$ 1,046.0	$ 1,214.4	$ 2,038.7	$ 2,403.6

Assets Under Management (in billions)	Average during					
	Three months ended		Six months ended		As of	
	6/30/2017	6/30/2018	6/30/2017	6/30/2018	12/31/2017	6/30/2018
U.S. mutual funds						
Equity and blended assets	$ 440.1	$ 496.1	$ 430.6	$ 495.4	$ 480.5	$ 497.5
Fixed income, including money market	120.1	128.5	117.8	127.9	125.8	128.6
	560.2	624.6	548.4	623.3	606.3	626.1
Subadvised and separate accounts and other investment products						
Equity and blended assets	244.7	314.9	238.0	311.6	291.9	320.1
Fixed income, including money market	81.0	97.0	79.2	96.1	92.9	97.9
	325.7	411.9	317.2	407.7	384.8	418.0
Total	$ 885.9	$ 1,036.5	$ 865.6	$ 1,031.0	$ 991.1	$ 1,044.1

Net Cash Flows After Client Transfers (by investment vehicle and underlying asset class)[(1)(2)]	Three months ended	Six months ended
(in billions)	6/30/2018	6/30/2018
U.S. mutual funds		
Equity and blended assets	$ (1.1)	$ (5.6)
Fixed income, including money market	.4	4.1
	(.7)	(1.5)
Subadvised and separate accounts and other investment products		
Equity and blended assets	6.3	14.6
Fixed income, including money market	2.0	5.8
	8.3	20.4
Total net cash flows after client transfers	$ 7.6	$ 18.9

(1) The asset class net cash flows above include, in addition to net client flows, rebalancing within the target date portfolios in order to maintain their targeted asset allocations.
(2) The underlying assets of the multi-asset portfolios that invest in T. Rowe Price products have been broken out and included in their respective vehicle and asset class amounts.

9

Non-Operating Income (in millions)	Three months ended		Six months ended	
	6/30/2017	6/30/2018	6/30/2017	6/30/2018
Net gains from non-consolidated T. Rowe Price investment products				
Net realized gains on dispositions of available-for-sale investments	$ 30.3	$ —	$ 77.9	$ —
Ordinary and capital gain dividend distributions	3.5	11.4	5.9	19.3
Market gains (losses) on equity method and other investments at fair value	8.4	(10.7)	18.7	(13.6)
Gains reclassified from accumulated other comprehensive income upon transfer of an available-for-sale sponsored investment portfolio to sponsored investment portfolios held as trading	23.6	—	23.6	—
Net gain recognized upon deconsolidation	—	.5	—	3.6
Dividends and market gains on investment products used to hedge the supplemental savings plan liability	—	5.0	—	7.9
Total net gains from non-consolidated T. Rowe Price investment products	65.8	6.2	126.1	17.2
Other investment income	5.6	11.2	10.1	14.6
Total earned on investments	71.4	17.4	136.2	31.8
Net gains (losses) on consolidated sponsored investment portfolios	39.4	19.1	88.3	19.9
Other income, including foreign currency gains and losses	1.2	(2.4)	2.5	(1.5)
Non-operating income	$ 112.0	$ 34.1	$ 227.0	$ 50.2

Unaudited Condensed Consolidated Cash Flows Information (in millions)	Six months ended					
	6/30/2017			6/30/2018		
	Cash flow attributable to T. Rowe Price Group	Cash flow attributable to consolidated T. Rowe Price investment products, net of eliminations	As reported on statement of cash flows	Cash flow attributable to T. Rowe Price Group	Cash flow attributable to consolidated T. Rowe Price investment products, net of eliminations	As reported on statement of cash flows
Cash provided by (used in) operating activities, including $90.8 of stock-based compensation expense and $74.7 of depreciation expense in 2018	$ 876.1	$ (736.9)	$ 139.2	$ 1,328.6	$ (399.3)	$ 929.3
Cash provided by (used in) investing activities attributable to T. Rowe Price Group in 2018, including ($78.6) for additions to property and equipment and ($849.2) of additions to T. Rowe Price investment products	114.1	23.5	137.6	(1,040.7)	96.7	(944.0)
Cash provided by (used in) financing activities, including T. Rowe Price Group common stock repurchases of ($450.3) and dividends paid of ($348.6) in 2018	(652.9)	717.7	64.8	(706.2)	318.0	(388.2)
Effect of exchange rate changes on cash and cash equivalents	—	3.8	3.8	—	(6.6)	(6.6)
Net change in cash and cash equivalents during period	$ 337.3	$ 8.1	$ 345.4	$ (418.3)	$ 8.8	$ (409.5)

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Unaudited Condensed Consolidated Balance Sheet Information (in millions) As of 12/31/2017 6/30/2018 Cash and cash equivalents $ 1,902.7 $ 1,484.4 Accounts receivable and accrued revenue 565.3 564.4 Investments 1,477.3 2,459.5 Assets of consolidated T. Rowe Price investment products 2,048.4 1,857.0 Property and equipment, net 652.0 655.2 Goodwill 665.7 665.7 Other assets 224.0 196.0 Total assets 7,535.4 7,882.2 Total liabilities, includes $55.9 at December 31, 2017, and $114.6 at June 30, 2018, from consolidated T. Rowe Price investment products 718.2 1,028.4 Redeemable non-controlling interests 992.8 739.2 Stockholders' equity, 243.2 common shares outstanding at June 30, 2018 $ 5,824.4 $ 6,114.6 Cash, Cash Equivalents, and Investments Information (in millions) Net assets of consolidated T. Rowe Cash and Price cash investment equivalents Investments products 6/30/2018 Cash and discretionary investments $ 1,484.4 $ 1,675.1 $ 34.0 $ 3,193.5 Seed capital investments — 231.9 969.2 1,201.1 Investment products used to hedge supplemental savings plan — 288.3 — 288.3 Total cash and investments in T. Rowe Price products attributable to T. Rowe Price Group 1,484.4 2,195.3 1,003.2 4,682.9 Investment in UTI and other investments — 264.2 — 264.2 Total cash and investments attributable to T. Rowe Price Group 1,484.4 2,459.5 1,003.2 4,947.1 Redeemable non-controlling interests — — 739.2 739.2 As reported on condensed consolidated balance sheet at June 30, 2018 $ 1,484.4 $ 2,459.5 $ 1,742.4 $ 5,686.3 11

Non-GAAP Information and Reconciliation

The firm believes the non-GAAP financial measures below provide relevant and meaningful information to investors about its core operating results. These measures have been established in order to increase transparency for the purpose of evaluating the firm's core business, for comparing current results with prior period results, and to enable more appropriate comparison with industry peers. However, non-GAAP financial measures should not be considered as a substitute for financial measures calculated in accordance with U.S. GAAP and may be calculated differently by other companies. The following schedule reconciles U.S. GAAP financial measures to non-GAAP financial measures for the three- and six-month periods ended June 30, 2017 and 2018.

	Three months ended		Six months ended	
(in millions, except for per-share amounts)	6/30/2017	6/30/2018	6/30/2017	6/30/2018
Operating expenses, GAAP basis	$ 678.4	$ 750.3	$ 1,289.3	$ 1,494.5
Non-GAAP adjustments:				
Expenses of consolidated T. Rowe Price investment products, net of elimination of its related management and administrative fees[1]	(1.7)	(1.7)	(3.5)	(2.5)
Compensation expense related to market valuation changes in the supplemental savings plan liability[2]	—	(3.3)	—	(5.7)
Insurance recoveries related to Dell appraisal rights matter[4]	—	—	50.0	—
Adjusted operating expenses	$ 676.7	$ 745.3	$ 1,335.8	$ 1,486.3
Net income attributable to T. Rowe Price Group, GAAP basis	$ 373.9	$ 448.9	$ 759.8	$ 902.6
Non-GAAP adjustments:				
Net income of consolidated T. Rowe Price investment products, net of redeemable non-controlling interests[1]	(20.6)	(5.3)	(52.4)	(1.8)
Non-operating income of investments designated as an economic hedge of the supplemental savings plan liability less related compensation expense[2]	—	(1.7)	—	(2.2)
Other non-operating income[3]	(72.6)	(2.0)	(138.7)	(14.4)
Insurance recoveries related to Dell appraisal rights matter[4]	—	—	(50.0)	—
Income tax impacts of non-GAAP adjustments[5]	37.2	4.2	96.4	5.5
Nonrecurring charge related to enactment of U.S. tax reform[6]	—	20.8	—	20.8
Nonrecurring charge related to enactment of Maryland state tax legislation[7]	—	7.9	—	7.9
Adjusted net income attributable to T. Rowe Price Group	$ 317.9	$ 472.8	$ 615.1	$ 918.4
Diluted earnings per common share, GAAP basis	$ 1.50	$ 1.77	$ 3.04	$ 3.55
Non-GAAP adjustments:				
Consolidated T. Rowe Price investment products[1]	(.05)	(.01)	(.13)	—
Non-operating income of investments designated as an economic hedge of the supplemental savings plan liability less related compensation expense[2]	—	—	—	(.01)
Other non-operating income[3]	(.17)	—	(.33)	(.04)
Insurance recoveries related to Dell appraisal rights matter[4]	—	—	(.12)	—
Nonrecurring charge related to enactment of U.S. tax reform[6]	—	.08	—	.08
Nonrecurring charge related to enactment of Maryland state tax legislation[7]	$ —	$ .03	$ —	$ .03
Adjusted diluted earnings per common share[8]	$ 1.28	$ 1.87	$ 2.46	$ 3.61

[1] The non-GAAP adjustments add back the management and administrative fees that the firm earns from the consolidated T. Rowe Price investment products and subtract the investment income and operating expenses of these products that have been included in the firm's U.S. GAAP consolidated statements of income. Management believes the consolidated T. Rowe Price investment products may impact the reader's ability to understand the firm's core operating results. The following table details the calculation of operating expenses of consolidated T. Rowe Price investment products, net of elimination of its related management and administrative fees.

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	Three months ended		Six months ended	
	6/30/2017	6/30/2018	6/30/2017	6/30/2018
Operating expenses before eliminations	$ 2.7	$ 3.1	$ 5.3	$ 5.6
Operating expenses eliminated in consolidation	(1.0)	(1.4)	(1.8)	(3.1)
Total operating expenses, net of eliminations	$ 1.7	$ 1.7	$ 3.5	$ 2.5

The following table details the calculation of net income of consolidated T. Rowe Price investment products, net of redeemable non-controlling interests:

	Three months ended		Six months ended	
	6/30/2017	6/30/2018	6/30/2017	6/30/2018
Net gains on investments	$ 39.4	$ 19.1	$ 88.3	$ 19.9
Operating expenses	(2.7)	(3.1)	(5.3)	(5.6)
Net income	36.7	16.0	83.0	14.3
Less: net income attributable to redeemable non-controlling interests	16.1	10.7	30.6	12.5
T. Rowe Price Group's portion of net income	$ 20.6	$ 5.3	$ 52.4	$ 1.8

(2) This non-GAAP adjustment removes the impact of market movements on the supplemental savings plan liability and related investments designated as economic hedges of the liability beginning July 1, 2017. Amounts deferred under the supplemental savings plan are adjusted for appreciation (depreciation) of hypothetical investments chosen by the employees. Since the firm economically hedges the exposure to these market movements, management believes it is useful to offset the non-operating investment income earned on the hedges against the related compensation expense to increase comparability period to period. The following table details the supplemental savings plan related items:

	Three months ended		Six months ended	
	6/30/2017	6/30/2018	6/30/2017	6/30/2018
Non-operating income of investments designated as an economic hedge of supplemental savings plan liability	$ —	$ 5.0	$ —	$ 7.9
Compensation expense from market valuation changes in supplemental savings plan liability	—	(3.3)	—	(5.7)
Non-operating income of investments designated as an economic hedge of supplemental savings plan liability less compensation expense	$ —	$ 1.7	$ —	$ 2.2

(3) This non-GAAP adjustment removes the non-operating income that remains after backing out the portion related to the consolidated T. Rowe Price investment products and the investments designated as an economic hedge of our supplemental savings plan liability. Beginning in the second quarter of 2018, management modified the non-GAAP adjustment and no longer adjusts for the investment gains recognized on its cash and discretionary investments, as the income earned on these assets are considered part of the firm's core operations. The impact on previously reported non-GAAP measures is immaterial. Management believes adjusting for the remaining non-operating income helps the reader's ability to understand the firm's core operating results and increases comparability to prior years. Additionally, management does not emphasize the impact of the portion of non-operating income removed when managing and evaluating the firm's performance.

	Three months ended		Six months ended	
	6/30/2017	6/30/2018	6/30/2017	6/30/2018
Total non-operating income	$ 112.0	$ 34.1	$ 227.0	$ 50.2
Less: net investment gains of consolidated T. Rowe Price investment products	39.4	19.1	88.3	19.9
Less: non-operating income from investments designated as an economic hedge of supplemental savings plan liability	—	5.0	—	7.9
Less: investment gains earned on cash and discretionary investments	—	8.0	—	8.0
Total other non-operating income	$ 72.6	$ 2.0	$ 138.7	$ 14.4

(4) In the first quarter of 2017, the firm recognized insurance recoveries of $50.0 million related to the Dell appraisal rights matter as a reduction in operating expenses. Management believes it is useful to readers of the firm's condensed consolidated statements of income to adjust for these insurance recoveries given the nonrecurring nature of the initial charge and related insurance recoveries.

(5) The income tax impacts were calculated in order to achieve an overall year-to-date non-GAAP effective tax rate of 37.5% for 2017 and 23.3% for 2018. As such, the non-GAAP effective tax rate for the second quarter was 37.7% for 2017 and 22.4% for 2018.

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(6) During the second quarter of 2018, the firm recognized a nonrecurring charge of $20.8 million for an adjustment made to the charge taken in 2017 related to the enactment of U.S. tax reform. Management believes it is useful to readers of our consolidated statements of income to adjust for this nonrecurring charge in arriving at net income attributable to T. Rowe Price Group and diluted earnings per share. (7) During the second quarter of 2018 the firm recognized a nonrecurring charge of $7.9 million for the remeasurement of the firm's deferred tax assets and liabilities to reflect the effect of Maryland state tax legislation enacted on April 24, 2018. Management believes it is useful to readers of our consolidated statements of income to adjust for this nonrecurring charge in arriving at net income attributable to T. Rowe Price Group and diluted earnings per share. (8) This non-GAAP measure was calculated by applying the two-class method to adjusted net income attributable to T. Rowe Price Group divided by the weighted-average common shares outstanding assuming dilution. 14